DIGITAL BRANDS GROUP, INC.

1400 Lavaca Street

Austin, Texas 78701

May 5, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Digital Brands Group, Inc.

Registration Statement on Form S-1

File Number 333-264347

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Digital Brands Group, Inc. hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-1 (File No. 333-264347) be accelerated to 5:30 p.m., Eastern Time, on Thursday, May 5, 2022, or as soon as practicable thereafter.

Please contact Thomas J. Poletti of Manatt, Phelps & Phillips, LLP at (714) 371-2501 with any questions you may have regarding this request. In addition, please notify Mr. Poletti by telephone when this request for acceleration has been granted.

Respectfully,

DIGITAL BRANDS GROUP, INC.

By:	/s/ John Hilburn Davis IV
Name:	John Hilburn Davis IV
Title:	President and Chief Executive Officer

cc:	Manatt, Phelps & Phillips, LLP

May 5, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Taylor Beech

Re:	Digital Brands Group Inc.

Registration Statement on Form S-1

Filed May 5, 2022

File No. 333- 264347

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Alexander Capital, L.P., as representative of the several underwriters, hereby joins Digital Brands Group Inc. (the “Company”) in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-264347) (the “Registration Statement”) to become effective on Thursday, May 5, 2022, at 5:30 p.m., Eastern Time, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Manatt, Phelps & Phillips, LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Act, we wish to advise you that we have distributed approximately 300+ copies of the Preliminary Prospectus dated April 26, 2022 through the date hereof, to underwriters, dealers, institutions and others.

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

ALEXANDER CAPITAL, L.P.

By:	/s/ Jonathan Gazdak
Name:	Jonathan Gazdak
Title:	Managing Director - Head of Investment Banking